EXHIBIT 23.1




The Board of Directors
LaSalle Partners Incorporated:

We consent to incorporation by reference in the registration statement (No. 333-XXXXX) on Form S-8 of LaSalle Partners Incorporated of our report dated March 21, 1997, except as to note 12 which is as of April 22, 1997, relating to the combined balance sheets of LaSalle Partners Limited Partnership and subsidiaries and LaSalle Partners Management Limited Partnership and subsidiaries as of December 31, 1996 and 1995, and the related combined statements of operations, partners' capital, and cash flows for each of the years in the years in the three-year period ended December 31, 1996, which report appears in the registration statement (No. 333-25741) on Form S-1 of LaSalle Partners Incorporated.




/s/  KPMG Peat Marwick LLP

Chicago, Illinois
December 12, 1997